SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2005

Woori Finance Holdings Co., Ltd.

(Translation of registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Subject: Closing of Joint Venture Master Agreement with Lehman Brothers Holdings Inc.

Woori Finance Holdings Co., Ltd., hereinafter referred to as “WFH,” has gone into a joint venture master agreement with Lehman Brothers Holdings Inc., hereinafter referred as “LBH,” to clean up non-performing assets since September 5th 2002. Due to recent decrease in portion of joint investment assets, both parties agreed on termination of joint venture master agreement as originally agreed.

Details of termination of joint venture master agreement are as in the below:

1)	Woori F&I, a subsidiary of WFH, will sell all of its 30% stake in six NPL resolution companies, namely Woori LB Special Purpose Company I, II, IV~VI, and VIII, to LBH, which has 70% stake in six NPL resolution companies.

2)	Woori F&I, which has 51% stake in Woori Ca Asset Management, will buy all of LBH’s 49% stake in Woori CA Asset Management.

The decision to close Joint Venture Master Agreement was reached on the resolution passing date of October 25th, 2005. The target date to conclude Joint Venture Master Agreement is scheduled to take place on October 27th, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: October 25, 2005	By:	/s/ Youngsun Kim
(Signature)
	Name:	Youngsun Kim
	Title:	Director